FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

April 5th, 2006

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F. ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding Nova Believes Nanometrics claim is without merit.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 5th, 2006	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor relations Contacts:

Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : Ehud@gk-biz.com
http://www.nova.co.il	Kenny@gk-biz.com

NOVA MEASURING INSTRUMENTS BELIEVES NANOMETRICS
CLAIM IS WITHOUT MERIT

Nova’s Earlier Lawsuit Against Nanometrics is Proceeding as Judge Denies
Nanometrics’ Motion for Summary Judgment

Rehovoth, Israel – April 5, 2006 – Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), the market leader in integrated measurement and process control for the semiconductor industry, today announced that it has received notice of a patent infringement lawsuit brought by Nanometrics Incorporated (Nasdaq: NANO), alleging infringement of US Patent No. Re: 34,783. Nova believes that this lawsuit is without merit and will defend vigorously against the claim. Nova also indicated that its own patent infringement lawsuit against Nanometrics is proceeding after a judge recently denied Nanometrics’ motion for a summary judgment seeking to invalidate Nova’s patent.

Nova is confident that its products do not infringe Nanometrics’ patent and believes the Nanometrics’ lawsuit is a tactical maneuver in response to developments in Nova’s continuing lawsuit against Nanometrics, which was launched in March 2005, to protect its own intellectual property. Nanometrics patent was originally issued in 1991 and was “re-issued” in 1994 due to defects in the original patent.

“Given the age of this patent and the fact that it has been over a year since Nanometrics first indicated that they planned to review their patent portfolio in response to our lawsuit, we see this merely as an attempt to deflect attention from our lawsuit,” said Dr. Moshe Finarov, VP Technology and CTO of Nova. “This move came immediately after the U.S. District Court for the Northern District of California ruled in favor of Nova.”

About Nova

Nova Measuring Instruments Ltd. Develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements relating to future events or our future performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to:  our ability to successfully complete our review of our financial statements and results, the discovery of additional accounting irregularities, the outcome of our investigation into accounting irregularities, our ability to implement improvements to our internal controls and procedures to prevent similar accounting irregularities in the future, changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, changes in tax requirements and changes in customer demand for our products.  We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 28, 2005.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.